UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

08 September, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 08 September, 2026, Guardian Metal Resources PLC issued a press release titled “Admission to FTSE AIM 50 Index.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 08 September, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Admission to FTSE AIM 50 Index dated 08 September, 2026.

08 September 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Admission to FTSE AIM 50 Index

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic mineral exploration and development company focused on tungsten in Nevada, USA, is pleased to announce that the Company will become a constituent of the FTSE AIM 50 Index, effective from 21 September 2026.

This outcome follows FTSE Russell's quarterly review of the FTSE AIM UK 50, FTSE AIM 100 and FTSE AIM All-Share Indices.

Oliver Friesen, CEO of Guardian Metal, commented:

"Inclusion in the FTSE AIM UK 50 is an important milestone on the journey we began when we listed on AIM in May 2023. It reflects the momentum we have built as we work to reshore mined tungsten production to the United States. I want to thank the shareholders who have supported us along the way, and we are very excited for the road ahead."

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defence metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly one of America's largest producing tungsten operations, both located in Nevada, one of the top-rated mining jurisdictions in the world.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the recently completed Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defence, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defence metal.